FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT
CORPORATION PURSUANT TO 17 C.F.R §200.83

Sprint Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Paul W. Schieber, Jr. Vice President and Controller

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN REDACTED AND ARE THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 83. REDACTED PORTIONS ARE MARKED WITH [*****] AND HAVE BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

October 19, 2015
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:     Larry Spirgel, Assistant Director
Joseph Cascarano, Senior Staff Accountant
Robert Shapiro, Staff Accountant

Re:    Sprint Corporation
Form 10-K for the Fiscal Year Ended March 31, 2015
Response Dated September 1, 2015
File No. 001-04721
Ladies and Gentlemen:
Sprint Corporation, a Delaware corporation (“Sprint,” the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 5, 2015, with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10‑K for the fiscal year ended March 31, 2015, filed May 26, 2015.
Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before our corresponding response. [Unless otherwise defined herein, capitalized terms used throughout this comment letter shall have the meanings assigned to them in our comment letter response dated September 1, 2015 (the “Prior Response”)].
Please be advised that we are requesting confidential treatment of portions of our response to comment 1 (the “Confidential Portions”), included in connection with the Freedom of Information Act, and have submitted a separate letter in connection with that request pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. §200.83 (the “Rule”). In accordance with the Rule, the Confidential Portions are being submitted to you separately.

Securities and Exchange Commission
October 19, 2015

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT
CORPORATION PURSUANT TO 17 C.F.R §200.83

Form 10-K for the Fiscal Year ended March 31, 2015

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies and Other Information, Revenue Recognition, page F-16

1.	We note your response to comment 2. Please provide us with a more comprehensive analysis by device class, if applicable, including, but not limited to, the following:
Response:
Our response includes evaluations of our 24-month leases and does not include consideration of our 12-month and 30-month leases as 24-month leases represented 95% of our device leasing portfolio as of March 31, 2015.

a.
Significance of the fixed-price purchase option to expected fair value of the device at the end of the lease term and how you determined the expected fair value for different handset models. Also, discuss how you determined that there is not a bargain purchase option and identify any external factors that you considered;

Response:
Our estimate of the fair value of a device at the end of the respective lease term includes consideration of data derived from both internal and external sources, which is used to develop a residual value curve that projects the estimated fair value over time. The residual value curves, which are updated periodically, are developed for each device model and memory level. Internal data includes information such as historical customer buyback programs, prices we received from selling used devices in auction and changes in the original equipment manufacturers’ (“OEMs”) prices of the devices over their life cycles. External data includes forward-looking pricing obtained from third-party bids for used devices, publically available historic prices for used devices, and current prices in marketplaces, including, but not limited to, eBay, Gazelle, and Swappa.

At the outset of the arrangements, we compared the fixed-price purchase option for the device to its expected fair value at the end of the lease term and, for those device leases classified as operating leases, concluded that our agreements did not contain bargain purchase options. While the fixed-price purchase option may be set, in some instances, at an amount less than the expected fair value of the device at the end of the lease period, we believe that the exercise of the option would not be considered reasonably assured because the price was not sufficiently lower than the expected fair value of the device.

The fixed-price purchase option varies by device and lease term. Also, the fixed-price purchase option is only available at the end of the lease term. If the customer elects to renew the lease on a

Securities and Exchange Commission
October 19, 2015

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT
CORPORATION PURSUANT TO 17 C.F.R §200.83

month-to-month basis, the device can be purchased at the then fair value. As of March 31, 2015, 90% of our operating leases had fixed-price purchase options that were equal to or greater than 85% of the estimated fair value of the device at the end of the lease term. None of our operating leases contained fixed-price purchase options less than 80% of the estimated fair value of the device at the end of the lease term [*****]. In all case, the fixed price purchase options were not considered sufficiently low enough to conclude at lease inception that exercise by the lessee would be reasonably assured.

b.	Quantification of the lease term used in your analysis, and how it was determined, including your consideration of the month-to-month option;

Response:
For purposes of evaluating the lease classification criteria in ASC 840-10-25-1, we considered the definition of a lease term provided by ASC 840-10. For our operating leases, the lease term includes only the fixed noncancelable lease term of 24 months. The fixed noncancelable term is defined as the period during which a lease is cancelable only: (a) on the occurrence of some remote contingency; (b) with the permission of the lessor; (c) if a new lease is entered into between the same parties; or (d) the burden of a penalty is such an amount that continuation of the lease appears, at inception, reasonably assured. Our lease agreements contain an early termination penalty (consisting of the acceleration of all lease payments remaining for the 24-month term and the requirement to return the device) such that the Company believes the continuation of the contractual lease agreement appears, at inception, reasonably assured.

Our device leasing arrangements do not include any of the following:

1)	Periods covered by bargain renewal options
A bargain renewal option is defined in ASC 840-10 as, “A provision allowing the lessee, at his option, to renew the lease for a rental sufficiently lower than the fair rental of the property at the date the option becomes exercisable that exercise of the option appears, at lease inception, to be reasonably assured. Fair rental of a property in this context shall mean the expected rental for equivalent property under similar terms and conditions.” Our leases contain renewal options which give the lessee the option to extend its lease on a month-to-month basis; however, all options to extend the lease arrangement are priced at an amount equal to the original base rental. Therefore, the renewal options are not considered bargain renewal options.

2)	Periods for which failure to renew the lease imposes a penalty on the lessee in an amount that renewal appears at the lease inception reasonably assured
There are no terms in our device lease arrangements that permit us to impose any penalties on our lessees if they do not continue to renew their lease after 24 months.

3)	Periods covered by ordinary renewal options during which a guarantee by the lessee of our debt related to the leased device
Lessees have not guaranteed our debt related to the leased devices, nor have they provided any loans to us.

Securities and Exchange Commission
October 19, 2015

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT
CORPORATION PURSUANT TO 17 C.F.R §200.83

4)	Periods, covered by ordinary renewal options preceding the date as of which a bargain purchase option is exercisable
As discussed previously in this letter, we determined that leases classified as operating leases do not contain bargain purchase options.

5)	Periods representing renewals or extension of the device lease at our discretion
Renewal or extension of our device leases is at the discretion of the lessee.

Therefore, the Company has determined the lease term to be the initial contractual term of the lease agreement.

c.	How your determination of the estimated economic life was impacted by each of the factors mentioned in your response including commercial obsolescence and refresh cycles for Smartphone handsets;

Response:
The “estimated economic life” is defined in the authoritative literature as “the estimated remaining period during which the property is expected to be economically usable by one or more users, with normal repairs and maintenance, for the purpose for which it was intended at lease inception, without limitation by the lease term.” In determining the estimated economic life for each device model included in our leasing program, we considered various internal and external data points including: 1) replacement cycles, 2) operating system upgrades, 3) economic values, 4) functionality in secondary markets and 5) the quality of construction, considering the durability and efficiency of component parts.

The device replacement cycle represents the length of time that a device owner keeps his handset before purchasing a new one. This replacement cycle is driven by the evolution of technology, operating systems and the tendency of certain consumers, particularly consumers in the US market that are accustomed to a subsidy based go-to-market model that often includes upgrade rights, to want a device with more applications. For instance, device manufactures regularly deploy system updates, however, after a certain period of time the system updates may no longer be compatible with older model devices. As has been published in numerous publications (such as those published by GSM Association, Recon Analytics, and Green Alliance), the replacement cycle has significant variations from one country to another, and can range anywhere from 18 months to 8 years. As of March 2015, over 35% of our postpaid subscribers had been using the same device for over 2 years, with approximately 1.5 million postpaid subscribers using the same device for periods of 5 years or longer.

Our evaluation of the trends in operating system update cycles for the device models offered in our leasing program was an important element of our determination of economic life. For instance, Apple provided updates to our customers for approximately four years after the initial launch of the iPhone 4 and 4S models. While our OEMs may eventually stop providing customers with updates, certain of our customers are still using these functional devices after the

Securities and Exchange Commission
October 19, 2015

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT
CORPORATION PURSUANT TO 17 C.F.R §200.83

updates have ceased. These observable trends in device replacement and operating system upgrade cycles support the conclusion that these devices are usable for a substantive period beyond the initial lease term of our arrangements (i.e., two years) even before consideration of a second (or more) user(s) in the secondary markets.

In addition to replacement cycles and operating system upgrade cycles, we considered the loss in economic value of a device over time. There are several external factors that can have an impact on the economic value of a device including new model introductions, software upgrades, and changes in wireless communication technology. While there is a decline in the economic value of a device from the retail price at the point of introduction to the end of life of the first customer, internal and external evidence demonstrates that there is still economic value of a device in the secondary market, which includes both the U.S. secondary market and international markets as these devices can be unlocked and used on other networks. Within our own subscriber base, we have customers that use certified pre-owned and reconditioned devices and use these devices for periods longer than 2 years. As of March 2015, over 50% of postpaid subscribers using pre-owned or reconditioned devices had been using the devices for periods longer than 2 years.

Lastly, our leasing portfolio for the year ended March 31, 2015 consisted only of iconic devices manufactured by major OEMs, such as Apple’s iPhone and Samsung’s Galaxy, and for which we have a history of selling previous generations to customers. We only lease devices for which previous generations have proven to be durable and of high quality construction. We evaluate our service and repair data and information published by external parties to identify devices that have higher failure rates. Devices that have higher failure rates or for which we do not have sufficient historical data were not offered in our leasing portfolio.

Accordingly, we believe there is sufficient evidence that that the economic life is longer than the use provided by the first customer (which is typically longer than 24 months), as an active market for resale of devices exists for devices multiple years after the launch of a model and the functionality of these devices does not prohibit use by multiple users over the life of a device.

The fixed noncancelable lease term of our lease agreements is typically 24 months, which we believe, based on the available internal and external data sources, is significantly less than the estimated economic life, as defined by ASC 840-10-25-1, of the devices in our leasing program. We update our evaluation of estimated economic life on a device by device basis periodically, and specifically when a new model of a device is added to our leasing portfolio.

d.	Percentage of the present value of the minimum lease payments to the fair value of the device at lease inception, and how you determined the minimum lease payments and the rate implicit in the lease;

Response:
The lease classification criteria of ASC 840-10-25-1(d) provide that, for a lessor, a lease should be classified as a sales-type or direct finance lease if the present value of the minimum lease payments, excluding executory costs such as insurance, maintenance, and taxes in connection

Securities and Exchange Commission
October 19, 2015

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT
CORPORATION PURSUANT TO 17 C.F.R §200.83

with the leased property, equals or exceeds 90% of the fair value of the leased property ("the 90% test").

•
For the purposes of applying ASC 840-10-25-1(d), we considered the guidance beginning in paragraph ASC 840-10-25-4, which defines what constitutes minimum lease payments (“MLPs”). Our determination of MLPs includes consideration of the minimum rental payments called for by the lease over the lease term, plus any upfront or down payments received from the lessee. However, as our device leases are part of multiple-element arrangements, we are first required to allocate the total arrangement consideration between the lease and non-lease elements (i.e., service) in accordance with ASC 605-25 and ASC 840-10-15-19. As a result, the determination of the MLPs for purposes of the 90% test can be impacted by the amount allocated to the lease element. No residual value guarantees are included in our consideration of the MLPs as Sprint receives no such guarantees from our lessees or any third-parties. Additionally, as discussed above, our leases do not require payments from the lessees for failure to renew or extend the lease at the expiration of the lease term.

•
As directed by ASC 840-10-20, the rate implicit in the lease is calculated based on the allocated MLPs, consideration of down payments, if any, the fair value of the device at the inception of the lease, and the estimated value of the device at the end of the lease term such that the aggregate present value of the MLPs at the beginning of the lease term is equal to the fair value of the leased property.

For all leases classified as operating leases, the present value of minimum lease payments was less than 90% of the fair value of the leased property at the inception of the lease. For context, as of March 31, 2015, the present value of the MLPs as a percentage of the fair value of the respective device at inception was less than 80% for 74% of our operating leases. As the minimum lease payments are discounted using the interest rate implicit in the lease, the percentage will depend not only on the device, but also the service plan selected by the customer, any down payments, and the date in which the lease was incepted.

e.	Your consideration of whether Sprint, the lessor, is acting as a “dealer” in the lease handset arrangement in determining whether you should use fair value or cost in the lease analysis.

Response:
A manufacturer or dealer lessor’s fair value of leased property ordinarily will be the normal selling price after any applicable volume or trade discounts. When the lessor is not a manufacturer or dealer, fair value ordinarily will equal cost after any applicable volume or trade discounts. Since we regularly sell devices to consumers and would be considered a dealer, the fair value of the leased property is based on the normal selling prices of the devices.

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Securities and Exchange Commission
October 19, 2015

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT
CORPORATION PURSUANT TO 17 C.F.R §200.83

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact Paul W. Schieber, Jr. or John J. Mutrie, Jr. at (913) 794-3400 and (913) 439-4607, respectively. Thank you for your attention to this matter.
Very truly yours,
/s/ Paul W. Schieber, Jr.
Paul W. Schieber, Jr.
Vice President and Controller
(Principal Accounting Officer)

/s/ John J. Mutrie, Jr.
John J. Mutrie, Jr.
Assistant Controller